SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.

                             FORM U-6B-2

                     Certificate of Notification


       Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

 Certificate is  filed by       PENNSYLVANIA ELECTRIC  COMPANY (the
 "Company")


       This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, paragraph 36,621].

 1.  Type  of the  security  or  securities  ("draft,"  "promissory
     note").   First  Mortgage Bonds,  Secured  Medium-Term  Notes,
     Series D (the "Notes")

 2.  Issue, renewal or guaranty  (indicate nature of transaction by
     _____).   Issue

 3.  Principal amount of each security.      $30,000,000


 4.  Rate of interest per annum of each security.    6.70%


 5.  Date  of  issue,  renewal or  guaranty  of  each  security.
     October 13, 1995

 6.  If renewal of security,  give date of original issue.


 7.  Date  of maturity  of each security.   (In the  case of demand
     notes, indicate "on demand.")     October 13, 2005


 8.  Name of the person  to whom each security was  issued, renewed
     or  guaranteed.   $30,000,000  aggregate principal  amount  of
     Notes was sold to purchasers pursuant to the terms of a Selling Agency Agreement dated June 30, 1993, as amended by a letter dated September 20, 1995, between the Company, Merrill
     Lynch   &  Co.,   Merrill  Lynch,   Pierce,  Fenner   &  Smith
     Incorporated,  Salomon Brothers Inc  and Smith  Barney, Harris
     Upham & Co.
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 9.  Collateral given with each security, if any.   The Notes  were
     issued pursuant to the Mortgage and Deed of Trust, dated as of
     January  1,  1942, between  the  Company   and  Bankers  Trust
     Company, as amended and supplemented, and are thus secured by a direct first lien on substantially all of the Company's properties.

 10. Consideration received for each security.   $30,000,000

 11. Application of proceeds of each security. (Item 11 added by amendment in Release No. 7346, issued April 10, 1947 and
     effective May 1, 1947.)         The net proceeds from the sale
     of such Notes will be used by the Company to redeem all of the Company's outstanding First Mortgage Bonds, Designated Secured Medium Term Notes, Series A due August 8, 1999 in the aggregate principal amount of $30 million, bearing interest at 8.72% per annum, in accordance with the optional redemption provisions thereof.

 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

       (a)   the  provisions contained  in  the  first sentence  of
             Section 6(b),
       (b)   the  provisions  contained in  the fourth  sentence of
             Section 6(b),
       (c)   the provisions contained in any rule of the Commission
             other than Rule U-48    X

       (If  reporting  for  more   than  one  security  insert  the
       identifying symbol after applicable statement.)

 13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value** of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted
     by the first sentence of Section 6(b).     N.A.

 14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant  to the  terms of  which  the security  or securities
     herein described have been issued.     N.A.

 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. Section 250.48, paragraph 36,621] designate the rule under which exemption is claimed. Rule 52
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                                     PENNSYLVANIA ELECTRIC COMPANY



 Date:   October 18, 1995            By:

                                           T.G. Howson
                                           Vice President & Treasurer




 ________________________________
 **   If a  security had no  principal amount or par  value use the fair market value as of date of issues of such security, and indicate how determined.
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